QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 21, 22, 25, 26, 2004

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                        No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

Exhibit Index

Exhibit No.	Description
1.	Press Release, dated February 21, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge reaches tentative strike settlement agreement with CAW at Sudbury nickel operations"
2.	Press Release, dated February 22, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge employees ratify new three-year collective agreement"
3.	Press Release, dated February 25, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge presents OCT Union with offer of settlement"
4.	Press Release, dated February 26, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge employees vote 95% to reject offer of settlement"

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
February 27, 2004	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE

FOR IMMEDIATE RELEASE

FALCONBRIDGE REACHES TENTATIVE STRIKE SETTLEMENT
AGREEMENT WITH CAW AT SUDBURY NICKEL OPERATIONS

Sudbury, Ontario, February 21, 2004 — Falconbridge Limited announces that it has reached a tentative strike settlement agreement with the Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) at its Sudbury nickel operations.

Details of the strike settlement offer will be presented to employees at a ratification vote scheduled for Sunday, February 22, 2004. A return to work agreement has been established with the union for an orderly resumption of operations that will be completed within a two-week period of time.

Falconbridge Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consist of four underground mines, a mill and a smelter. Approximately 1,050 production and maintenance workers are represented by Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
www.falconbridge.com

Media:
Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
       (416) 706-0557 (Cell)

1

NEWS RELEASE

FOR IMMEDIATE RELEASE

FALCONBRIDGE EMPLOYEES RATIFY NEW
THREE-YEAR COLLECTIVE AGREEMENT

Sudbury, Ontario, February 22, 2004 — Falconbridge Limited announced today that its employees, members of the Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) voted 93.5% in favour of ratifying a new three-year collective agreement.

The new collective agreement expires on January 31, 2007 and includes the following:

•
Wage increase of 40 cents in the first year plus cost of living allowance in each of the three years

•
Pension improvements from $50 per month per year of service to $53

•
Language that clarifies the Company's use of contractors for capital work and the transition of employees into new projects. The parties agreed that the commitments on Nickel Rim South and Fraser Morgan Projects would extend for six years and would not have to be renegotiated during collective bargaining in 2007.

•
Commitment from the Union to work co-operatively with the Company on benefit cost containment projects initiated by the Company

•
Agreement from senior union officials to meet with senior officials of the Company throughout the life of the collective agreement to review and discuss existing business challenges, contracting out and future business growth opportunities.

•
A $1,000 ramp-up production bonus to be paid out to employees provided that budgeted tonnes and grade targets are achieved over the 12 week start up period after the return to work process is completed.

•
Settlement bonus of $2,000

"We are pleased with the results of the ratification vote and look forward to having our employees back to work as soon as possible", stated Allen Hayward, Vice-President Mining, Falconbridge. "We believe the new agreement reached a good balance between the Company's need to maintain costs and flexibility in a global marketplace, while providing our employees with a very competitive settlement."

A return to work agreement has been established for an orderly and safe resumption of operations over the next two weeks. Falconbridge estimates that it will take approximately three to four weeks to return mine production to normal operating levels. Smelter production will resume normal operating levels almost immediately.

Falconbridge Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consist of four underground mines, a mill and a smelter. Approximately 1,050 production and maintenance workers are represented by Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW).

        .../2

NEWS RELEASE

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
www.falconbridge.com

Media:
Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
       (416) 706-0557 (Cell)

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE PRESENTS OCT UNION
WITH OFFER OF SETTLEMENT

Sudbury, Ontario, February 25, 2004 — Following almost two months of contract negotiations with its Office, Clerical and Technical workers, Falconbridge Limited announced today that it presented the union with an Offer of Settlement late on Tuesday, February 24th. The employees are represented by United Steelworkers of America Local 2020, Unit 6855.

The union has indicated to the Company that it intends to present the Offer of Settlement at a membership meeting to be held later tonight. The OCT contract expires at 8:00 a.m. on Saturday, February 28th.

Falconbridge's Vice-President of Mining, Allen Hayward stated, "We presented the union with an offer of settlement that we believe balances the needs our employees with those of the Company, while reflecting the competitive nature of the marketplace."

Falconbridge Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consist of four underground mines, a mill and a smelter. Approximately 220 employees are members of the OCT union (USWA Local 2020).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
www.falconbridge.com

Media: Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
       (416) 706-0557 (Cell)

NEWS RELEASE

FOR IMMEDIATE RELEASE

FALCONBRIDGE EMPLOYEES VOTE 95%
TO REJECT OFFER OF SETTLEMENT

Sudbury, Ontario, February 26, 2004 — Falconbridge Limited announced today that its office, clerical and technical employees, members of the United Steelworkers of America Local 2020, have voted 95% to reject the Company's Offer of Settlement. The current Collective Agreement expires on Saturday, February 28, 2004 at 8:00 a.m.

Detailed information on the Sudbury labour negotiations, including the Offer of Settlement, has been posted to the Company's website — www.falconbridge.com, and click on — Sudbury Labour Negotiations 2004.

Falconbridge's Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consists of four underground mines, a mill and a smelter. Approximately 220 employees are members of the OCT union (USWA Local 2020).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
www.falconbridge.com

Media: Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
       (416) 706-0557 (Cell)

QuickLinks

Exhibit Index
SIGNATURES
FALCONBRIDGE REACHES TENTATIVE STRIKE SETTLEMENT AGREEMENT WITH CAW AT SUDBURY NICKEL OPERATIONS
FALCONBRIDGE EMPLOYEES RATIFY NEW THREE-YEAR COLLECTIVE AGREEMENT
FALCONBRIDGE PRESENTS OCT UNION WITH OFFER OF SETTLEMENT
FALCONBRIDGE EMPLOYEES VOTE 95% TO REJECT OFFER OF SETTLEMENT